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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: December 8, 2004

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

PINON-RAILROAD PROJECT, ELKO COUNTY, NEVADA

Proposed 2005 Program includes completion of Mining Permit to Develop Measured Gold-Silver Resources and Drilling Program

to explore for Deep Gold-Silver Resources within 16,000 acre land package

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, DECEMBER 8, 2004, ROYAL STANDARD MINERALS INC. (“RSM”)

A district study of the Pinon-Railroad Project was completed on the approximately 16,000 acre land package controlled by RSM has identified a number of drill targets that have potential for deeper, underground, “new” gold mineralization. The development of new drill targets during this phase of study concentrated on areas in close proximity to the currently measured near surface oxide gold-silver deposits that include the Pinon and Railroad property deposits. These deposits are currently under evaluation for near term development as an open pit heap leach operation.

During 2004, RSM has been engaged with Federal and State agencies in the process to obtain all of the necessary permits to advance the current “starter-pits” measured (6.2 million tons of 0.046 gold equivalent, approximately 288,000 ounces with waste to ore ratio of 2.72/1) oxide gold resources to production as indicated in a NI-43-101 property report, August, 2003. The estimated grade for the first two-three years of production is 0.06 opt gold. The gold-silver systems have potential for expansion and seventy (70) drill holes are permitted that will be directed toward increasing the measured resources.

Regional exploration within the Carlin Trend over the past 20 years has resulted in the discovery of deeper (underground) high grade (0.4-1 opt) multi-million ounce gold deposits such as the Deep Star, Meikle and Rain-extension gold deposits. These structurally controlled deposits are frequently associated with or in close proximity to near surface open pit gold deposits. On the RSM property position there is geotechnical support from drilling, geologic, geochemical and geophysical data that continued exploration could result in the discovery of resources that are not exposed at the surface.

The initial exploration effort on the RSM land package will concentrate on exploring northwest, north and northeasterly mineralized fault trends controlling the surface oxide gold resources that RSM proposes to advance to production. The follow-up drilling will test the deeper down-dip and down-plunge extensions of existing measured gold resources to depths greater than 1,500+ feet. A second phase of the effort will involve a “step out” drilling program to explore for concealed underground deposits along strike and down dip within prospective untested fault zones on the RSM property position. The discovery of deeper mineralization is likely to connect with the near surface oxide open pit resources.

Pinon Area NW Fault and Breccia Pipe Trend-Southern Property Block

A large “Rain-type” collapse breccia occurs 1,000 feet south of the Pinion near surface oxide gold resource currently under evaluation for possible production. In the (5-7 million ounces) Rain gold district, the occurrence of structurally controlled collapse breccias is a key element in the development of open space for the introduction of gold deposition and alteration events associated with west-northwest trending fault zones. The collapse breccias occur within fault zones that can contain deep mineralization developed within the Devils Gate Limestone.

On the RSM property, the first of these collapse breccia structures was indentified through drilling returning deep gold mineralization that requires additional exploration. Past drilling tested only the northeastern portion of a circular geophysical feature that is approximately 2,000 in diameter. The most significant mineralized hole to date in this breccia returned drill indicated thicknesses of 30’ of 0.110 opt gold from 525-555 feet, 110’ of 0.078 opt gold from 580-690 feet, 175 feet of 0.14 opt from 740’-915’ drill depth. Other drill holes, returned values up to 0.25 opt gold in narrow fault controlled zones within the Devils Gate Limestone. RSM proposes to continue testing this structure for gold deposits that are not exposed at the surface within the Devils Gate Limestone. These collapse breccia structures are possibly connected with RSM’s Pinon open pit gold resources 1,000 feet to the north.

A second circular geophysical feature on the RSM property position occurs 2,000 feet WNW of the first anomaly and is also about 2,000 feet in diameter and has never been drill tested. RSM proposes to test this second geophysical feature and the WNW fault zone that connects the collapse breccias. These anomalies represent attractive deep Rain-type gold targets.

Railroad Area Deep Fault Related Gold Targets-Northern Property Block

RSM has identified several deep drill targets by analysis of past drill data, manually constructing 50 cross sections and merging the sub-surface geology with past surface mapping and geophysical data. Three mineralized fault directions have been identified in the data: a WNW fault set analogous to the deep Rain-type gold system, a north trending fault set analogous to Newmont Mining’s Emigrant Springs-type gold system and a northeast fault set serves as secondary conduits for gold deposition particularly at structural intersections with the northwest faults within the Carlin Trend. The Rain gold deposits are located 4 miles north of this property position.

Three deep mineralized drill holes occur on the WNW faults in the POD gold resource area (currently under evaluation for proposed open pit production) potentially indicating that a larger and deeper untested gold system is the source of the shallow oxide deposit. The strongest of the mineralized holes is a vertical hole containing a drill indicated aggregate of several zones that include 895 feet of gold mineralization that assayed 0.029 opt gold from 105 feet (drill depth) that is mineralized to the bottom of the hole and terminated at a depth of 1,500 feet. This drill hole is located 1,000 feet northwest of the POD deposit. This effort will also include testing the down plunge extension of the POD deposit, a drill hole located 1,000 feet northwest of the POD deposit returned drill indicated 95 feet of 0.035 opt gold at a depth of 1330-1425 feet and bottomed in 0.034 opt in the Devils Gate Limestone. This hole also contains approximately 1,000 feet of 0.01 opt gold in the overlying Webb siltstone starting at the surface. Drill testing of a second area located 2,000 feet northeast of the POD deposit on another parallel WNW fault returned drill indicated 75 feet of 0.04 opt from 520-595 feet drill depth with the hold ending in 0.118 opt gold. These results could indicate proximity to a significant deep (underground) untested gold mineralized system.

RSM plans to drill test a large displacement north trending fault zone located 600 feet north of the East Jasperoid oxide gold resource that is currently under evaluation as part of the planned open pit heap leach operation. The fault has a minimum of 500 feet vertical displacement and contains 20 feet of drill indicated 0.108 opt gold within a collapse breccia at a drill indicated depth of 300 feet with massive wall rock silica alteration. This mineralization indicates that this fault system may be very prospective deeper and along strike.

A recently recognized untested mineralized fault trend in the Webb Formation extends 1,500 feet southwest from the East Jasperoid resource. Previous drilling by Kinross Gold encountered 70 feet (drill indicated) containing 0.101 opt gold at a depth of 585 feet with values up to 0.387 opt gold. A gossanous breccia zone in the Webb siltstone, overlying a rhyolite porphyry sill with cross cutting dikes (probably intruded along the fault zone) contains the mineralization. This geologic environment is a primary host for economic gold deposits in the Rain gold district and represents a high priority target for the RSM drilling program. This fault trend contains another partially drilled surface oxide gold resource called the T-Box Zone that is not presently included in the open pit resources planned for development. The permitted drilling will attempt to connect the deep zone with the T-Box and East Jasperoid Zones.

RSM is an exploration and development company with advanced gold projects in Nevada. RSM’s Goldwedge project located in Nye County, Nevada is proposed to be the Company’s first development project. Approximately 700 feet of underground development has occurred in 2004. Bulk sampling and onsite gold production testing of the property is expected to commence during the first quarter, 2005.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, Qualified Person (NI-43-101) @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com